                          CoolBrands International Inc.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended May 31, 2005.

CoolBrands International Inc.
Consolidated Balance Sheets (Restated)
as at May 31, 2005 and August 31, 2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                           May 31, 2005   August 31, 2004
                                           ------------   ---------------
                                            (Unaudited)
Assets
Current assets:
   Cash                                      $ 24,843        $ 36,277
   Investments                                 12,500          28,050
   Receivables                                 63,555          67,152
   Receivables - affiliates                     3,672           3,883
   Inventories                                 58,939          49,076
   Income taxes recoverable                    10,528
   Prepaid expenses                             3,632           1,203
   Deferred income taxes                        6,376           4,907
                                             --------        --------
Total current assets                          184,045         190,548
                                             --------        --------

Deferred income taxes                          13,832          13,711

Property, plant and equipment                  64,627          28,730

Intangible and other assets                    10,195          12,180

Goodwill                                       97,930          72,088
                                             --------        --------
                                             $370,629        $317,257
                                             ========        ========
Liabilities and shareholders' equity
   Current liabilities:

Accounts payable                             $ 48,775        $ 37,506
Payables - affiliates                             250             850
Accrued liabilities                            33,272          20,624
Income taxes payable                            4,289           4,938
Short term borrowings                          34,553
Current maturities of long-term debt           23,044           8,492
                                             --------        --------

Total current liabilities                     144,183          72,410
                                             --------        --------
Long-term debt, less current portion           12,804          19,262

Other liabilities                               2,810           2,758

Deferred income taxes                           3,896           3,638
                                             --------        --------
Total liabilities                             163,693          98,068
                                             --------        --------
Minority interest                               5,841           8,088
                                             --------        --------
Commitments and contingencies

Shareholders' Equity:

Capital stock                                  97,560          97,485

Additional paid-in-capital                     44,737          44,494

Accumulated other comprehensive earnings       (1,443)         (1,096)

Retained earnings                              60,241          70,218
                                             --------        --------
Total shareholders' equity                    201,095         211,101
                                             --------        --------
                                             $370,629        $317,257
                                             ========        ========

CoolBrands International Inc.
Consolidated Statements of Operations (Restated)
for the nine months and three months ended May 31, 2005 and May 31, 2004
--------------------------------------------------------------------------------
(Unaudited)

(Amount expressed in thousands of dollars, except for per share data)

                                                  For the nine months ended     For the three months ended
                                                 ---------------------------   ---------------------------
                                                 May 31, 2005   May 31, 2004   May 31, 2005   May 31, 2004
                                                 ------------   ------------   ------------   ------------
Net Revenues:

Net sales                                          $245,793       $288,013       $ 93,815       $117,822
Royalties, licensing, and consumer products
   license revenues                                   4,385          2,308          1,506            793
Drayage and other income                             10,837         30,565          2,569          9,525
                                                   --------       --------       --------       --------

Total net revenues                                  261,015        320,886         97,890        128,140
                                                   --------       --------       --------       --------
Cost of goods sold                                  245,490        235,650         93,601         95,949
Selling, general and administrative expenses         32,484         34,573         14,684         10,736
Stock-based compensation expense                        243         30,983             82         21,828
Interest expense                                      1,467          1,230            775            400
Asset impairment                                      1,401
                                                   --------       --------       --------       --------

(Loss) earnings before income taxes and
   minority interest                                (20,070)        18,450        (11,252)          (773)
                                                   --------       --------       --------       --------

Minority interest                                    (2,247)           574           (790)           434
                                                   --------       --------       --------       --------

(Loss) earnings before income taxes                 (17,823)        17,876        (10,462)        (1,207)

(Recovery of) Provision for income taxes             (7,846)         6,848         (4,229)           582
                                                   --------       --------       --------       --------

Net (loss) earnings                                $ (9,977)      $ 11,028       $ (6,233)      $   (625)
                                                   ========       ========       ========       ========
(Loss) earnings per share:
Basic and diluted                                  $  (0.18)      $   0.20       $  (0.11)      $  (0.01)
                                                   ========       ========       ========       ========

Weighted average shares outstanding:
Shares used in per share calculation - basic         55,916         55,291         55,935         55,777
Shares used in per share calculation - diluted       55,916         56,337         55,935         56,880

CoolBrands International Inc.
Consolidated Statements of Shareholders' Equity (Restated)
For the nine months ended May 31, 2005
--------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed in thousands of US dollars, except share data)

                                                                   Accumulated
                                                                      other                      Total
                                     Capital      Additional      comprehensive    Retained   stockholder
                                      Stock    paid-in-capital   (losses)earning   earnings      equity
                                     -------   ---------------   ---------------   --------   -----------
Balance at August 31, 2004           $97,485       $44,494           $(1,096)       $70,218    $211,101
                                     -------       -------           -------        -------    --------
Comprehensive earnings (loss):
Net earnings (loss):                                                                 (9,977)     (9,977)
Other comprehensive earnings,
   net of income taxes
Stock issued for options exercised        75                                                         75
Stock-based compensation expense                       243                                          243
Currency translation adjustment                                         (347)                      (347)
                                     -------       -------           -------        -------    --------
Balance at May 31, 2005              $97,560       $44,737           $(1,443)       $60,241    $201,095
                                     =======       =======           =======        =======    ========

CoolBrands International Inc.
Consolidated Statements of Cash Flows (Restated)
for the nine months and three months ended May 31, 2005 and May 31, 2004
--------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed in thousands of dollars)

                                                    For the nine months ended     For the three months ended
                                                   --------------------------    ---------------------------
                                                   May 31, 2005   May 31, 2004   May 31, 2005   May 31, 2004
                                                   ------------   ------------   ------------   ------------
Cash and short term investments
   provided by (used in):

Operating activities:
Net (loss) earnings                                  $ (9,977)      $ 11,028       $ (6,233)      $   (625)
Adjustments to reconcile net earnings to net
   cash flows from operating activities
   Depreciation and amortization                        4,115          3,299          1,741          1,054
   Stock-based compensation expense                       243         30,983             82         21,828
   Asset impairment                                     1,401
   Deferred income taxes                               (3,254)       (13,699)        (1,630)        (8,316)
   Minority interest                                   (2,247)           574           (790)           434
   Allowance for doubtful accounts                        469            432            346             27
   Cash effect of changes, net of the effects
      from businesses acquired
   Receivables                                          5,262        (21,383)       (12,577)       (15,317)
   Receivables - affiliates                               211         (1,197)          (618)        (1,122)
   Inventories                                         (4,485)       (14,560)        (5,709)        (9,494)
   Prepaid expenses                                    (2,429)          (951)          (286)          (759)
   Income taxes recoverable                           (10,528)                      (10,528)           307
   Other assets                                           156           (127)           219             53
   Accounts payable                                    11,358         30,022         23,384         27,318
   Payables - affiliates                                 (600)           231             60            285
   Accrued liabilities                                 12,648          2,252          1,518          1,230
   Income taxes payable                                   649         10,047          5,711          4,749
   Other liabilities                                       53           (112)            (6)           (60)
                                                     --------       --------       --------       --------
Cash (used in) provided by operating activities         3,045         36,839         (5,316)        21,592
                                                     --------       --------       --------       --------
Investing activities:
Acquisition, net of cash acquired                     (59,609)                      (59,609)
Purchase of property, plant and equipment              (8,925)        (8,417)        (5,738)        (3,838)
Purchase of license agreements                            (26)          (354)            (9)           (17)
Purchase of investments                                (2,500)       (13,050)        (2,500)       (13,050)
Redemption of investments                              18,050                        18,050
Collection of notes receivable                             (4)            22             (9)             4
                                                     --------       --------       --------       --------
Cash used in investing activities                     (53,014)       (21,799)       (49,815)       (16,901)
                                                     --------       --------       --------       --------
Financing activities:
Proceeds from issuance of Class A and B shares             57         12,263             27             70
Proceeds from bank loan                                44,553                        44,553
Capital contributions from minority interest                           8,907
Return of capital contributions to
   partnership's minority partner                                     (2,000)
Change in revolving line of credit, secured             1,223          4,765          1,623          2,241
Repayment of long-term debt                            (3,130)        (4,997)        (1,119)        (1,000)
                                                     --------       --------       --------       --------
Cash provided by financing activities                  42,703         18,938         45,084          1,311
                                                     --------       --------       --------       --------
(Decrease) increase in cash flow due to changes
   in foreign exchange rates                           (4,168)         2,714         (3,084)         2,679
                                                     --------       --------       --------       --------
(Decrease) increase in cash and cash equivalents      (11,434)        36,692        (13,131)         8,681
Cash and cash equivalents - beginning of period        36,277         21,760         37,974         49,771
                                                     --------       --------       --------       --------
Cash and cash equivalents - end of period            $ 24,843       $ 58,452       $ 24,843       $ 58,452
                                                     ========       ========       ========       ========

CoolBrands International Inc.
Notes to Unaudited Consolidated Interim Financial Statements (Restated)
May 31, 2005 and May 31, 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

1.   Significant accounting policies

     The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in the United States of America for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company's audited financial statements for the year ended August 31, 2004. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

     Certain amounts have been reclassified to conform with the August 31, 2005 presentation. Certain auction rate securities have been reclassified from cash to investments. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. The Company historically classified these instruments as cash if the period between interest rate resets was 90 days or less, which was based on the Company's ability to either liquidate its holdings or roll the investment over to the next reset period. The Company has classified its auction rate securities at May 31, 2005 and August 31, 2004, $12,500 and $28,050 respectively, as investments. In addition, "Purchase of investments" and "Redemption of investments" included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities for the three and nine months ended May 31, 2005 and 2004.

2.   Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.   Changes in accounting policy and restated financial statements

     The Company adopted the U.S dollar as its functional and reporting currency effective September 1, 2004, the commencement of fiscal 2005. The Company adopted the U.S. dollar for its financial reporting since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars in accordance with generally accepted accounting principals.

     During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada ("Cnd GAAP"). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

     The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenses must be deducted from revenue.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Restated)
(Unaudited)
May 31, 2005 and May 31, 2004
--------------------------------------------------------------------------------

     (Amounts are expressed in thousands)

     Changes in accounting policy and restated financial statements (cont'd)

     Accordingly, our Consolidated Statements of Operations for the three and nine months ended May 31, 2005 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $21,795 and $46,703, respectively. Our Consolidated Statements of Operations for the three and nine months ended May 31, 2004 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $10,989 and $27,662, respectively.

     The following summarizes the impact of restatement for the change from Cnd to US GAAP for consumer trade promotion expenses in our Consolidated Statements of Operations:

                                               For the nine months ended   For the three months ended
                                               -------------------------   --------------------------
                                                   May 31,    May 31,          May 31,    May 31,
                                                    2005       2004             2005       2004
                                                  --------   --------         --------   --------
Total net revenues in accordance with
   Canadian GAAP                                  $307,718   $348,548         $119,685   $139,129
Less consumer and trade promotion expenses         (46,703)   (27,662)         (21,795)   (10,989)
                                                  --------   --------         --------   --------
Total net revenues in accordance with U.S.
   GAAP                                           $261,015   $320,886         $ 97,890   $128,140
                                                  ========   ========         ========   ========

                                               For the nine months ended   For the three months ended
                                               -------------------------   --------------------------
                                                   May 31,    May 31,          May 31,    May 31,
                                                    2005       2004             2005       2004
                                                  --------   --------         --------   --------
Total selling,  general and  administrative
   expenses in accordance with Canadian GAAP      $ 79,187   $ 62,235         $ 36,479   $ 21,725
Less consumer and trade promotion expenses         (46,703)   (27,662)         (21,795)   (10,989)
                                                  --------   --------         --------   --------
Total selling, general and administrative
   expenses in accordance with U.S. GAAP          $ 32,484   $ 34,573         $ 14,684   $ 10,736
                                                  ========   ========         ========   ========

     Product introduction expenses (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenses are recognized as expenses at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, Retained Earnings as of August 31, 2003 has been reduced to reflect the cumulative effect of this change through that date by $3,644. Our previously reported Net loss for the three months ended May 31, 2005 has been decreased by $465 and our previously reported Net loss for the nine months ended May 31, 2005 has been increased by $3,687. Our previously reported Net earnings for the three months ended May 31, 2004 have been decreased by $1,877 and our previously reported Net earnings for the nine months ended May 31, 2004 have been decreased by $521.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Restated)
(Unaudited)
May 31, 2005 and May 31, 2004
--------------------------------------------------------------------------------
     (Amounts are expressed in thousands)

     Changes in accounting policy and restated financial statements (cont'd)

     The following summarizes the impact of restatement for the change from Cnd to US GAAP for new product introduction expenses (slotting fees) in our Consolidated Statement of Operations:

                                             For the nine months ended   For the three months ended
                                             -------------------------   --------------------------
                                                 May 31,   May 31,           May 31,   May 31,
                                                   2005      2004              2005      2004
                                                 -------   -------           -------   -------
Net (loss)  earnings  in  accordance  with
   Canadian GAAP                                 $(6,290)  $11,549           $(6,698)  $ 1,252
Adjustment  for new  product  introduction
   expense                                        (3,687)     (521)              465    (1,877)
                                                 -------   -------           -------   -------
Net (loss)  earnings  in  accordance  with
   U.S. GAAP                                     $(9,977)  $11,028           $(6,233)  $  (625)
                                                 =======   =======           =======   =======

     On September 1, 2005, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

     As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock Based Compensation." This statement superseded Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows".

     The adoption of this accounting policy had no effect for the three and nine months ended May 31, 2005 and reduced earnings before income tax and minority interest for the three and nine months ended May 31, 2004 by $16,658 and $24,270, respectively with a corresponding increase to additional paid-in capital.

CoolBrands International Inc.
Notes to Unaudited Consolidated Interim Financial Statements (Restated)
May 31, 2005 and May 31, 2004
--------------------------------------------------------------------------------
     (Amounts are expressed in thousands of dollars)

     4.   Segment information

                                                                       Franchising
                        Frozen                               Dairy         and
                       desserts    Yogurt   Foodservice   components    licensing    Corporate   Consolidated
                       --------   -------   -----------   ----------   -----------   ---------   ------------
For the nine months
ended May 31, 2005

Revenues               $203,375   $17,610     $ 14,959     $ 13,787      $11,119      $   165      $261,015

Inter-segment
   Revenues              29,950                    440        2,500                       165        33,055

Segment (loss)
earnings before
income taxes            (22,493)      200        1,390        1,760        1,503         (183)      (17,823)

For the nine months
ended May 31,2004

Revenues                281,342                 12,758       17,216        9,465          105       320,886
Inter-segment
   Revenues              41,414                    466        5,117                       112        47,109

Segment earnings
(loss) before income
taxes                    14,882                    777        2,917          596       (1,296)       17,876

For the three months
ended May 31,2005

Revenues                 65,633    17,610        6,054        5,173        3,358           62        97,890

Inter-segment
   Revenues               9,839                    178          904                        62        10,983

Segment (loss)
earnings before
income taxes            (12,753)      200          765          677          545          104       (10,462)

For the three months
ended May 31, 2004

Revenues                111,935                  5,416        6,984        3,741           64       128,140

Inter-segment
   Revenues              14,984                    184        2,539                        40        17,747

Segment (loss)
earnings before
income taxes             (2,710)                   319        1,275          161         (252)       (1,207)

CoolBrands International Inc.
Notes to Unaudited Consolidated Interim Financial Statements (Restated)
May 31, 2005 and May 31, 2004
--------------------------------------------------------------------------------
     5.   Capital stock

          The Company had the following equity securities and stock options outstanding as of July 4, 2005:

   Class A
 Subordinate    Class B Multiple
Voting Shares     Voting Shares    Stock Options
-------------   ----------------   -------------
    49,918            6,030            3,941
    ======            =====            =====

     6.   Acquisition

          On March 27, 2005, CoolBrands acquired the yogurt business of Kraft Foods, Inc. (NYSE: KFT) for approximately $57,500. The acquired brands include Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. Pursuant to the agreement, CoolBrands' wholly owned subsidiary, Integrated Brands, Inc., purchased substantially all of Kraft's assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light 'n Lively trademark and Kraft's manufacturing facility in North Lawrence, New York. CoolBrands obtained short term bank financing for approximately $40,000 of the purchase price and utilized cash for the balance of the purchase price.